SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET

O MUNDO É DOS NETS.

Earnings Release

3Q09

IR Contact

(5511) 2111-2721 | ri@netservicos.com.br | http://ri.netservicos.com.br

Latibex | ITAG | IGC | NASDAQ | NETC4 NÍVEL 2

NETC4: R$ 21.95 /share (BM&FBOVESPA)
NETC: US$ 12.78 /ADR (NASDAQ)
XNET: EUR 8.54 /share (Latibex)
Total Shares: 342,963,601
Market Capitalization: R$ 7.5 billion
Closing Price: 10/20/2009

3Q09 Earnings Release

São Paulo, October 21, 2009 – Net Serviços de Comunicação S.A. (BM&FBOVESPA: NETC3 and NETC4; NASDAQ: NETC; and Latibex: XNET), the largest cable company in Brazil and one of the largest in Latin America with integrated services that include Pay TV (“NET”), Digital Video (“NET Digital”), High Definition Digital Video (“NET Digital HD”), bidirectional broadband internet access (“NET Vírtua”) and voice (“NET Fone via Embratel”), today announces its results for the third quarter of 2009 (“3Q09”).

Except where stated otherwise, the following financial and operating information is in accordance with Brazilian corporate legislation (“BR GAAP”) on a consolidated, pro-forma and unaudited basis, including the operating and financial results of BIGTV as of December 29, 20081, and of ESC 90 as of June 30, 2009. Financial information according to US GAAP is shown in the footnotes. The differences between the figures in BR GAAP and US GAAP can be explained by 12% depreciation in the average exchange rate of the Brazilian Real against the US Dollar comparing 3Q08 to 3Q09, taking into account the different accounting principles involved. In the latter case, the main differences are presented in the section “Main Accounting Differences between BR GAAP and US GAAP”.

Consolidated Financial Results	3Q09	3Q08	3Q08 x 3Q09
(R$ million, excepted otherwise indicated)

Net Revenue	1,195	948	26%
EBITDA(a)	322	247	30%
EBITDA Margin	27%	26%
Net Income	246	(63)	n.a

Net Debt	1,030	552	87%
Net Debt / EBITDA (last 12 months)	0,88 x	0,60 x
Net Debt / EV(b)	0,13 x	0,10 x
Operating Highlights
Homes Passed (thousand)	10,717	9,530	12%
Bidirectional Homes Passed (thousand)	8,371	7,016	19%
Pay TV Client base (thousand)
Connected Clients	3,645	2,923	25%
Penetration over Homes Passed	34%	31%
Churn Rate – last 12 months	16.0%	14.5%
Digital	984	848	16%
Broadband Client Base (thousand)
Connected Clients	2,790	2,059	35%
Penetration over Bidirectional Homes Passed	33%	29%
Churn Rate – last 12 months	20.3%	17.1%
Voice Service Client Base (thousand)
Lines in service	2,489	1,532	63%
Revenue Generating Units(c) (thousand)	9,908	7,362	35%
Client ARPU (R$/households) (d)	134.25	135.63	-1%

(a)
EBITDA does not represent an accounting item or cash flow for the periods in question. It should, therefore, not be considered an alternative measure for net income (loss), as an indicator of operating performance or as an alternative to cash flow as a source of liquidity. Since it is not an accounting chart item, companies may make adjustments, so the definition of EBITDA may not be comparable to that adopted by other companies.

(b)	Enterprise value calculated based on the price of preferred shares at the end of the respective quarters, multiplied by the total number of shares, plus net debt on the same date.
(c)	Sum of Pay TV, Digital Video, Broadband and Voice services.
(d)	Composed of the sum of gross revenues from subscriptions, PPV and other service-related revenues, divided by the average connected households.

__________________________________________________
1 BIGTV’s and ESC90’s numbers are included in the financial and operating information of 3Q09 but not in that of 3Q08.

3Q09 Earnings Release
October 21, 2009

EXECUTIVE SUMMARY

NET has been following a conservative cash policy to ensure the execution of its sustained growth strategy, so that its organic growth does not depend on the capital market conditions but is driven by strong operational cash flows. In line with this policy, NET has also been extending its debt profile, which minimizes refinancing risks. Driven by the belief there is still room to continue its accelerated growth strategy, the Company negotiated with investors and creditors to postpone the maturity for payment of the principal amount of the 6th Debenture Issue and CCB. This negotiation enabled it to maintain its current debt and improve the debt profile, whose amortization schedule now involves no payment of principal till 2012. With this, the Company extended the period during which its operational cash flow will be invested to sustain the Company's growth. Moreover, in recognition of this initiative and the consistency with which it has executed its plan, NET's credit risk ratings were raised by Standard & Poor's Ratings Services (BB+) and Moody’s Investors Service (Ba1).

The Company maintained its growth pace across all its products. The Pay TV client base totaled 3,645,000 in the quarter, 25% higher than the 2,923,000 in 3Q08. The Broadband base totaled 2,790,000 clients in 3Q09, 35% up on the 2,059,000 in 3Q08. The number of Fixed Telephone Lines in Service increased by 63%, from 1,532,000 lines in 3Q08 to 2,489,000 in 3Q09.

The financial performance remained consistent and in line with operational growth. Net Revenue increased by 26% in the quarter, from R$ 948.0 million in 3Q08 to R$ 1,195.3 million in 3Q09, thanks to the growth in the subscriber base.

In 3Q09, Operating Costs stood at R$ 591.1 million, 28% higher than the R$ 460.3 million in 3Q08. As a percentage of net revenue, these costs climbed up from 48.6 % to 49.4% . The key factors behind the increase were the contracting of link for internet access, call center, payroll and benefits.

Selling, General and Administrative Expenses totaled R$ 278.9 million in 3Q09, 20% up on the R$ 230.6 million recorded in 3Q08, but as a percentage of net revenue, fell from 24.4% to 23.3% . General and Administrative Expenses rose by 25%, mainly due to the increase in maintenance expenses for number portability systems and the higher payroll expenses. As a percentage of net revenue, General and Administrative expenses remained practically stable at 11.2% . Selling expenses increased 1% as a result of increased payroll expenses, taxes and benefits, and as a percentage of net revenue, declined from 13.1% in 3Q08 to 10.5% in 3Q09.

EBITDA before Selling Expenses was R$ 447.3 million in 3Q09, 20% higher than the R$ 371.4 million in 3Q08. EBITDA totaled R$322.2 million in the quarter, up by 30% on the R$247.5 million in 3Q08

Capex totaled R$ 238.5 million, an 8% reduction year-on-year, due to the appreciation of the Real against the U.S. Dollar, which reduced the cost of equipment. Note that Capex remains consistent with the Company’s additions, underlining the business model whereby the major portion of investments is related to growth. Of the total investments, the variable portion represented 81% and was allocated to purchase equipment and residential installations, both related to subscriber acquisition and infrastructural adjustments, such as node breakings. The fixed portion represented 19% and was allocated mainly to improve network quality.

3Q09 Earnings Release
October 21, 2009

OPERATING PERFORMANCE
  The Company closed the quarter with 9,908,000 Revenue Generating Units (“RGUs”), a 35% increase over 3Q08. RGUs are composed of the sum of Pay TV, Broadband, Voice and Digital Video services and their growth shows that the Company has been increasing the penetration on existing infrastructure and the number of services offered to each client.

  Pay TV net additions totaled 166,000 new clients in the quarter. The subscriber base closed the quarter with 3,645,000 clients, a 25% increase over the 2,923,000 in 3Q08, with 30,000 clients from the consolidation of ESC90. The Digital Video base reached 984,000 clients, 16% up on 3Q08, representing a 27% penetration over the total pay TV base. The churn rate in the past 12 months increased from 14.5% in 3Q08 to 16.0% in 3Q09.

  Broadband net additions totaled 185,000 in 3Q09. The subscriber base totaled 2,790,000, a 35% increase over the 2,059,000 subscribers in 3Q08. Bidirectional household penetration reached 34% and pay TV penetration, 77%. The consolidation of ESC90 increased our client base by 24,000 clients. In the past 12 months, churn rate rose from 17.1% in 3Q08 to 20.3% in 3Q09.

  Net additions on Fixed Telephone Line in Service amounted to 203,000 lines in the quarter, with lines in service totaling 2,489,000 63% up on 3Q08.

  Consolidated ARPU was R$ 134.25 in 3Q09, down by 1% from R$135.63 in 3Q08. Excluding the effect of BIGTV and ESC90, ARPU would have come to R$ 135.12, practically stable when compared to 3Q08.

ANALYSIS OF CONSOLIDATED FINANCIAL RESULTS

1
Gross Revenue[2] was R$ 1,569.4 million in the quarter, 24% higher than the R$ 1,262.4 million registered in 3Q08, mainly due to the growth of the subscriber base for all products, as well as higher sales of Combo, that is, more products to the same client. ESC90’s Gross Revenue in 3Q09 totaled R$16.1 million.

1.1 Subscription Revenue[3] was R$ 1,366.5 million in the quarter, 23% higher than the 3Q08 total of R$ 1,114.2 million, due to the growth of RGUs and the successful efforts to increase the profitability of the subscriber base. Another factor was the annual price increase on clients’ contracts based on the IGP- M inflation index between 3Q08 and 2Q09. ESC90’s Subscription Revenue totaled R$13.9 million in 3Q09. As a percentage of gross revenue, subscription revenue was 87.1% in 3Q09 and 88.3% in 3Q08.

1.2 Hook-up Revenue[4] rose by 15%, from R$ 27.7 million in 3Q08 to R$ 32.0 million in 3Q09, mainly due to the growth in subscription to NET Digital HD Max.

1.3 Pay-per-view Revenue, “PPV[5] ”, totaled R$ 20.2 million, 16% up on the R$ 17.4 million in 3Q08, mainly driven by the growth in the Sócio Premier base.

1.4 Other Revenues[6] in the quarter amounted to R$ 150.7 million, a 46% increase over the R$103.1 million in 3Q08, chiefly due to the growth in revenues from voice services and Vivax Telecom.

2
Cancellations and Sales Taxes[7] totaled R$ 374.1 million in the quarter, 19% higher than the 3Q08 total of R$314.5 million, accompanying the increase in all revenue lines. As a percentage of gross revenue, Cancelations and Sales Taxes fell from 24.9% in 3Q08 to 23.8% in 3Q09.

3	Net Revenue[8] totaled R$ 1,195.3 million in the quarter, 26% up on the R$ 948.0 million in 3Q08, proving that the Company maintains an appropriate sales policy to attract new clients.

__________________________________________________
2 In US GAAP, Gross Revenue increased 10.8%, from de US$ 757.8 million in 3Q08 to US$ 839.8 million in 3Q09.
3 In US GAAP, Subscription Revenue increased 9.5%, from US$ 669.0 million in 3Q08 to US$ 732.4 million in 3Q09.
4 In US GAAP, Hook-up Revenue fell by 4.4%, from de US$ 17.0 million in 3Q08 to US$ 16.2 million in 3Q09.
5 In US GAAP, PPV Revenue increased 3.9%, from US$ 10.5 million in 3Q08 to US$ 10.9 million in 3Q09.
6 In US GAAP, Other Revenues increased 26.9%, from US$ 71.8 million in 3Q08 to US$ 91.1 million in 3Q09.
7 In US GAAP, Sales Deductions increased 6.2%, from US$ 188.7 million in 3Q08 to US$ 200.5 million in 3Q09.
8 In US GAAP, Net Revenue increased 12.3%, from US$ 569.1 million in 3Q08 to US$ 639.3 million in 3Q09.

3Q09 Earnings Release
October 21, 2009

4
Operating Costs[9] totaled R$ 591.1 million in the quarter, 28% higher than the R$ 460.3 million in 3Q08. As a percentage of net revenue, they moved up from 48.6% in 3Q08 to 49.4% in 3Q09. The main variations are due to the items below:

4.1 Programming and Royalties[10] costs increased by 23%, from R$ 215.5 million in 3Q08 to R$ 265.0 million in 3Q09, due to the annual contractual adjustment of prices by certain channels, in addition to the growth of the Pay TV subscriber base. As a percentage of net revenue, Programming and Royalties costs declined from 22.7% in 3Q08 to 22.2% in 3Q09. The control exercised by the Company on this line of costs arises from its capacity to manage them, since its agreements with the channels, including foreign content providers, are denominated in Brazilian reais.

4.2 Network Maintenance and Subscriber Costs[11] in 3Q09 were R$ 50.0 million, versus R$ 42.5 million in 3Q08, an 18% increase, driven by the increased expenses related to post rentals, due to the increased number of posts rented and the contractual rent adjustment, as well as increased network power consumption. As a percentage of net revenue, these costs decreased from 4.5% in 3Q08 to 4.2% in 3Q09.

4.3 Loyalty Marketing[12] costs decreased by 2% in the quarter, from R$ 4.1 million in 3Q08 to R$ 4.0 million in 3Q09. As a percentage of net revenue, loyalty marketing costs fell from 0.4% to 0.3% year-on- year.

4.4 Costs with Payroll and Benefits[13] totaled R$ 88.2 million, a 46% increase over the R$ 60.3 million registered in 3Q08. This increase is due to a 21% growth in the number of employees and the collective salary bargaining that takes place in July. As a percentage of net revenue, these expenses moved up from 6.4% in 3Q08 to 7.4% in 3Q09.

4.5 Internet Access, Call Center and Other Costs[14] were R$ 183.9 million, a 33% increase over the R$ 137.8 million in 3Q08. With the growth in the broadband subscriber base and subscriptions to higher- speed packages, the costs to ensure connection at said speeds has increased. To optimize the use of its bandwidth and consequently its costs, the Company has been improving its network infrastructure, as well as broadening its peering network which, besides reducing link consumption, improves internet experience for broadband clients as it permits direct connection to content providers. The Company has also been improving its model in order to reduce call center costs as the new regulation and the growth in client and service bases has increased such costs. Thanks to these initiatives, the costs have already slowed down the growth pace. As a percentage of net revenue, Internet Access, Call Center and Other Costs rose from 14.5% in 3Q08 to 15.4% in 3Q09.

5	Selling, General and Administrative[15] (SG&A) expenses stood at R$ 278.9 million, 21% higher than the R$ 230.6 million recorded in 3Q08, as explained below:

5.1 Selling Expenses[16] were R$ 125.0 million in the quarter, a 1% increase over the R$ 123.9 million in 3Q08, due to the higher payroll, taxes and benefit-related expenses caused by the growth in sales staff and the collective bargaining agreement in July 2009. This increase was partially offset by lower marketing expenses in 3Q09. As a percentage of net revenue, selling expenses fell from 13.1% in 3Q08 to 10.5% in 3Q09.

5.2 General and Administrative Expenses[17] totaled R$ 134.5 million in the quarter, a 25% increase over the R$ 107.5 million in 3Q08, caused by the increase in maintenance expenses for number portability systems, higher payroll expenses due to the collective bargaining agreement signed in July and the increase in billing and postage expenses, due to subscriber base increase. As a percentage of Net Revenue, G&A expenses remained practically stable at 11.2%.

__________________________________________________
9 In US GAAP, Operating Costs increased 14.7%, from US$ 276.0 million in 3Q08 to US$ 316.5 million in 3Q09.
10 In US GAAP, Programming and Royalties increased 9.6%, from US$ 129.5 million in 3Q08 to US$ 141.9 million in 3Q09.
11 In US GAAP, Network Maintenance and Subscriber Costs increased 2.7%, from US$ 22.3 million in 3Q08 to US$ 22.9 million in 3Q09.
12 In US GAAP, Loyalty Marketing costs decreased by 12.7%, from US$ 2.5 million in 3Q08 to US$ 2.2 million in 3Q09.
13 In US GAAP, Payroll and Benefits increased 34.5%, from US$ 35.1 million in 3Q08 to US$ 47.1 million in 3Q09.
14 In US GAAP, Other Operating Expenses increased by 18.1%, from de US$ 86.7 million in 3Q08 to US$ 102.4 million in 3Q09.
15 In US GAAP, SG&A Expenses increased 4.9%, from US$ 141.1 million in 3Q08 to US$ 148.0 million in 3Q09.
16 In US GAAP, Selling Expenses fell by 8.7%, from US$ 73.2 million in 3Q08 to US$ 66.9 in 3Q09.
17 In US GAAP, General and Administrative Expenses increased 6.5%, from US$ 67.7 million in 3Q08 to US$ 72.0 million in 3Q09.

3Q09 Earnings Release
October 21, 2009

5.3 Other Administrative Expenses[18] were R$ 19.4 million in the quarter, versus a negative amount of R$ 0.7 million in 3Q08, the increase is mainly due to the higher provision for tax contingencies.

6
Bad Debt Expenses[19] were R$ 3.2 million in 3Q09, a 67% decrease from 3Q08. During the quarter, the Company maintained its focus on maintaining a healthy client portfolio, by further strengthening billing efforts, which raised the level of recovery of debts from earlier periods.

7	EBITDA[20] (Earnings Before Interest, Tax, Depreciation and Amortization) totaled R$ 322.5 million in the quarter, 31% higher than the R$ 247.5 million in 3Q08. EBITDA margin was 27% in 3Q09.

8
Depreciation and Amortization[21] expenses in the quarter totaled R$ 146.7 million, against R$ 155.1 million in 3Q08, a 5% drop. Depreciation expenses rose by 39%, mainly in compliance with Law 11,638/07 and due to the higher number of digital decoders being depreciated. Amortization expenses decreased by 79%, mainly due to the same law. Law 11,638/07 requires that residential installation expenses, which were earlier amortized, are now considered depreciation and also does not allow the amortization of goodwill from future profitability of subsidiaries, instituting a new rule for impairment calculation at the end of each year. Expenses with depreciation of the digital decoders increased by 14% in the period, due to the growth of the subscriber base.

9
EBIT[22] (Earnings Before Interest and Taxes) closed the quarter at R$ 175.6 million, a 90% increase over the R$ 92,4 million in 3Q08, chiefly due to the improved operating results and the end of goodwill amortization.

NET FINANCIAL RESULT

(R$ thousand)	3Q09	2Q09	3Q08
Net Financial Result	113,316	25,572	(113,773)
Monetary Indexation, net	3,049	916	(676)
Gain (loss) on exchange rate, net	64,321	132,205	(117,277)
Financial expenses	29,625	(127,179)	(30,965)
Financial income	16,320	19,629	35,145

1	Net Financial Result was positive at R$ 113.3 million in 3Q09, versus an expense of R$ 113.8 million in 3Q08. This result is due to the following factors:

1.1 Monetary Indexation, net[23] was a positive R$ 3.0 million in the quarter, versus a negative R$ 0.7 million in 3Q08, mainly due to the monetary restatement of the provision for legal contingencies.

1.2 Gain (loss) on exchange rate, net[24] was positive at R$ 64.3 million in 3Q09, versus an expense of R$ 117.3 million in 3Q08. The positive result was driven by the appreciation of the Brazilian real against the US Dollar and its positive impact on the dollar-denominated debt from Banco Inbursa, the perpetual bonds and purchase of equipment from foreign suppliers.

1.3 Financial Expenses[25] recorded a positive result of R$ 29.6 million in 3Q09, versus an expense of R$ 31.0 million in 3Q08. The variation is partially due to the reversal of the tax contingency provision in the quarter after a favorable legal decision. The provision relates to the filing of a lawsuit over the payment of PIS and COFINS taxes. It is important to mention that the reversal of the provision did not have any cash or tax effect. On the other hand there were losses with hedge operations carried out to protect the disbursement relative to the interest on perpetual bonds and the Inbursa loan, as well as the purchase of imported equipment due to the appreciation of the Brazilian Real versus the U.S. Dollar.

__________________________________________________
18 In US GAAP, Other Administrative Expenses went from US$ 0.2 million in 3Q08 to US$ 9.1 million in 3Q09.
19 In US GAAP, Bad Debt expenses fell by 71.2%, from US$ 5.7 million in 3Q08 to US$ 1.6 million in 3Q09.
20 In US GAAP, EBITDA increased 18.4%, from US$ 146.3 million in 3Q08 to US$ 173.1 million in 3Q09.
21 In US GAAP, Depreciation and Amortization increased by 14.5%, from US$ 76.2 million in 3Q08 to US$ 87.2 million in 3Q09.
22 In US GAAP, EBIT rose by 22.6%, from US$ 70.0 million in 3Q08 to US$ 85.9 million in 3Q09.
23 In US GAAP, Net Monetary Indexation went from negative amount of US$ 0.2 million in 3Q08 to a positive amount of US$ 1.6 million in 3Q09.
24 In US GAAP, Net Foreign Exchange Gain went from negative amount of US$ 66.0 million in 3Q08 to a positive amount of US$ 34.4 million in 3Q09.
25 In US GAAP, Financial Expenses went from negative amount of US$ 19.8 million in 3Q08 to a positive amount of US$ 20.1 million in 3Q09.

3Q09 Earnings Release
October 21, 2009

1.4 Financial Income[26] totaled R$ 16.3 million, 54% down from the R$ 35.1 million in 3Q08 due to the reduction in the average CDI rate, the index used to calculate interest on investments in the period and lower availability of funds.

INCOME TAX AND NET INCOME

(R$ thousand)	3Q09	2Q09	3Q08
Income Tax and Social Contribution	(43,266)	(47,881)	(41,470)
Current	(39,103)	(40,311)	(20,816)
Deferred	(4,163)	(7,570)	(20,654)
Constitution of Tax Loss Carryforward and and Temporary Differences	(2,570)	(5,977)	(4,766)
Goodwill Amortization	(1,593)	(1,593)	(15,888)

1	Income Tax and Social Contribution[27] (current and deferred) in 3Q09 stood at R$ 43.3 million, 4% higher than the R$ 41.5 million in 3Q08, due to the following reasons:

1.1 Current Income Tax and Social Contribution Tax totaled R$ 39.1 million, against R$ 20.8 million in 3Q08, an 88% increase, due to the growth in the operating income of the subsidiaries in the period.

1.2 Deferred Income Tax and Social Contribution Tax totaled R$ 4.2 million in 3Q09, against R$ 20.7 million 3Q08, due to the end of Globotel’s goodwill amortization at the close of 2008.

2
The Company closed the quarter with Net Income[28] of R$ 245.6 million, versus R$ 62.8 million in 3Q08, driven mainly by the foreign exchange gains on the US dollar debt and reversal of tax contingency provision.

LIQUIDITY, CAPITALIZATION AND DEBT

R$ Thousand	3Q09	2Q09	3Q08
Short Term Debt	95,733	68,227	76,755

Interests	37,440	16,448	44,201
Finame	58,293	51,779	32,554

Long Term Debt	1,530,497	1,589,089	1,530,689

Debentures 6th issuance	576,544	578,009	577,557
Perpetual Notes	266,715	292,740	283,584
Finame	164,567	161,031	116,688
CCB	170,000	170,000	170,000
Inbursa	352,672	387,309	382,860

Total Debt	1,626,230	1,657,316	1,607,443

Cash and Cash Equivalents	595,864	536,991	1,055,788

Net Debt	1,030,366	1,120,325	551,656

% of Total Debt Short Term	6%	4%	5%
% of Total Debt Long Term	94%	96%	95%
US dollar-denominated debt	639,654	693,029	682,655
% of Total Debt	39.3%	41.8%	42.5%
Brazilian real-denominated debt	986,576	964,287	924,788
% of Total Debt	60.7%	58.2%	57.5%

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26 In US GAAP, Financial Income fell by 70.8%, from US$ 21.0 million in 3Q08 to US$ 6.1 million in 3Q09.
27 In US GAAP, Income Tax and Social Contribution went from US$ 2.7 million in 3Q08 to US$ 32.3 million in 3Q09.
28 In US GAAP, Net Income went from US$ 2.3 million in 3Q08 to US$ 115.8 million in 3Q09.

3Q09 Earnings Release
October 21, 2009

  Gross Debt, which includes the principal and interest, closed the quarter at R$ 1,626.2 million, a 1% increase over 3Q08, due to the net debt of R$ 47.9 million raised through Finame in the past 12 months, and offset by the appreciation of the Brazilian real against the US dollar in the periods compared, which reduced the debt amount. Short-term debt accounted for only 6% of total debt.

  Cash, Cash Equivalents and Short-Term Investments decreased by 44%, from R$ 1,055.8 million in 3Q08 to R$ 595.9 million in 3Q09, due to the payments for the acquisitions of ESC90 on June 30, 2009 and BIGTV in December 2008. If these payments are not considered, Cash, Cash Equivalents and Short- Term Investments would have increased by 1%.

  Net Debt29 in 3Q09 totaled R$ 1,030.4 million, an 87% increase over the R$ 551.7 million in 3Q08. Loans to finance acquisitions drove up the Net Debt to EBITDA ratio from 0.60x in 3Q08 to 0.88x in 3Q09, especially due to the issue of debt to finance the acquisition of BIGTV.

  The following table shows the evolution of the Company’s key financial indicators:

Financial Ratios	3Q09	2Q09	3Q08
EBITDA / Interest Expenses	7.36	5.73	5.32
Current Ratio	1.13	1.13	1.97
Net Debt / EBITDA	0.88	1.02	0.60
Total Debt / EBITDA	1.39	1.51	1.75
Net Debt/ FV	0.13	0.15	0.10

EBITDA / Household	$299	$296	$292
Net Revenues/ Household	$1,126	$1,123	$1,101

CAPEX

The Company continues to allocate investments (Capex) towards acquiring subscribers, payment for installation personnel as well as for equipment and the necessary adjustments to the infrastructure to sustain subscriber growth.

Capex totaled R$ 238.5 million, an 8% decrease from 3Q08, due to the appreciation of the Real against the Dollar, which made the cost of imported equipment cheaper. Note that Capex remains consistent with the Company’s level of additions, underlining the business model whereby the major portion of investments is related to growth. Of the total investments, the variable portion represented 81% and was allocated to purchase equipment and residential installations, both related to subscriber acquisition and infrastructural adjustments, such as node breakings. The fixed portion represented 19% and was allocated mainly to improve network quality.

CAPITAL MARKETS

NET’s shares continued to present healthy liquidity on both the BM&FBovespa and the Nasdaq. In 3Q09, average daily trading volume on the BM&FBovespa was R$  29  million, a 24% increase over the R$  24  million in 3Q08. Average daily trading volume on the Nasdaq decreased from US$  9  million in 3Q08 to US$  6  million in 3Q09.

The Company is in compliance with Law 11,638/07 and Executive Decree 449/08 that marked the beginning of the convergence of BR GAAP with international accounting practices (IFRS). The Company also continues to prepare for the full adoption of IFRS by investing in staff training, analyzing the changes required and studying the applicable pronouncements on the preparation of the financial statements in line with the new directives.

MAIN ACCOUNTING DIFFERENCES BETWEEN BR GAAP AND US GAAP

Average exchange rate in 3Q09 was R$ 1.8676, against R$ 1.6687 in 3Q08, a 12% depreciation of the Real. While converting the results and the balance sheet from BR GAAP to US GAAP, the U.S. accounting regulations are reflected according to the FASB (Financial Accounting Standards Board) and SEC’s complementary rules, which resulted in the following differences.

__________________________________________________
29 In US GAAP, Net Debt, which does not include the interest booked in the period, went from US$ 268.2 million in 3Q08 to US$ 562.0 million in 3Q09.

3Q09 Earnings Release
October 21, 2009

MAIN DIFFERENCES BETWEEN BR GAAP AND US GAAP	3Q09

EBITDA em BR GAAP (R$ million)	322.2

Adjustments that affected EBITDA in US GAAP (R$ million)

Hook-up fee	(1.4)
Subscribers sign-in costs	0.2
Programming costs	0.5
Advanced expenses	0.2
Other	(3.9)

EBITDA in US GAAP (R$ million)	317.8

Difference in EBITDA (US GAAP - LS GAAP)	4.4
EBITDA in US GAAP (US$ million)	173.1

Net Income in BR GAAP (R$ million)	245.6

Adjustments that affected Net income in US GAAP (R$ million)	-

EBITDA	(4.4)
Depreciation and Amortization	(17.2)
Income tax and social contribuition	(15.5)
Other	2.6

Net Income in US GAAP (R$ million)	211.1

Difference in Net Income (US GAAP - BZ GAAP)	34.5
Net income in US GAAP (US$ million)	115.8
Sum may not mach due to rounding -

• In US GAAP, Hook-up Revenue is deferred in accordance with SFAS 51 “Financial Reporting by Cable Television Companies” by the amount that exceeds client sign-in costs. If the difference is positive, this amount shall be booked and amortized according to the average period the subscriber remained as a client. As a result of loyalty packages, which can exempt clients from hook-up fees, the difference was positive in 3Q09 and the Company did not book this deferral amounting to R$ 1.4 million this quarter, which was the reason for lower revenues in US GAAP compared to BR GAAP in the quarter.

• In US GAAP, the difference in costs resulting from the migration of outsourced Call Center systems was recognized in the 2007 results, whereas under BR GAAP these costs were deferred and are being amortized over 36 months. In 3Q09, revenue totaled R$ 0.2 million.

• In US GAAP, Client Installation Costs are deferred in accordance with SFAS 51 and include installation materials, payroll and third-party installation services. In BR GAAP, in addition to the items considered in US GAAP, field telecommunications items and vehicle expenses are also deferred. Therefore, in US GAAP, this item was R$0.2 million higher than in the BR GAAP this quarter.

• Previous negotiations of program-related agreements from December 2003 generated discounts conditioned on the settlement of such agreements. In BR GAAP, these discounts were already booked on the date the agreements were settled. In US GAAP, these discounts were deferred and are being booked according to the renegotiated term of each agreement. Due to the booking of these discounts, Programming Costs in US GAAP were R$ 0.5 million lower than in BR GAAP in 3Q09.

• As a result of the above-mentioned differences in accounting procedures, EBITDA in US GAAP was R$ 4.4 million lower than in BR GAAP, totaling R$ 317.8 million (US$ 173.1 million) in 3Q09.

• Under US GAAP, goodwill from the acquisition of companies is not amortized and, in accordance with SFAS 142 “Goodwill and Intangible Assets”, is subject to an annual test to verify if the value of this goodwill is recoverable through future results. Under BR GAAP, said goodwill was no longer amortized as of December 2008, pursuant to Law 11638 and is also subject to annual tests. Under US GAAP, it includes the amortization of the intangible assets booked at the acquisition of Vivax, Net Jundiaí, Net Criciúma, BigTV and ESC90. As a result, Depreciation and Amortization Expenses in US GAAP were R$ 17.2 million higher in 3Q09.

3Q09 Earnings Release
October 21, 2009

• Under US GAAP, the effective income tax rate on the best income estimate for the current fiscal period is used to calculate the amount of income tax and social contribution due. Under BR GAAP, current and deferred taxes are calculated in accordance with the prevailing tax regulations. As a result, this expense was R$ 15.5 million higher in US GAAP.

• Considering all these differences in accounting procedures, Net Income in US GAAP came to R$ 211.1 million (US$ 115.8 million) in 3Q09, as against a Net Income of (R$ 245.6 million) under BR GAAP.

3Q09 Earnings Release
October 21, 2009

UPCOMING EVENTS

1.	Conference Call – 3Q09 Earnings Results

Date: October 21, 2009

BR GAAP (in Portuguese):

	10:00 a.m. (Brasília time)	Phone number: (11) 4688-6361

Code: Net Serviços

Replay available till 10/27/2009: (11) 4688-6312

Code: 275

Live webcast at: http://ri.netservicos.com.br

BR GAAP (in English):

	12:00 p.m. (Brasília time)	Phone number: +1 (412) 858-4600

Code: Net Servicos

Replay available till 10/29/2009: +1 (412) 317-0088

Replay Code: 434261#

Live webcast at: http://ir.netservicos.com.br

2.	Scheduled Dates for Upcoming Results
(4Q09) --> February 10, 2010

The forward-looking statements contained in this document relating to business prospects, projections of operating and financial results, and those related to the growth prospects of Net are merely estimates and, as such, are based exclusively on the Management’s expectations about the future of the business. These forward-looking statements depend substantially on changes in market conditions, performance of the Brazilian economy, the industry and international markets and, therefore, are subject to change without prior notice.

3Q09 Earnings Release
October 21, 2009

FINANCIAL STATEMENTS IN BRGAAP (unaudited)

Net Serviços de Comunicação S.A.
Income Statemet
Brazilian Corporate Law - (R$ thousands)	3Q09	2Q09	3Q08	9M09	9M08
Revenues
Subscription revenue	1,366,468	1,286,553	1,114,172	3,892,505	3,120,615
Hook-up revenue	32,014	21,977	27,736	82,972	50,987
Other Revenues	170,931	154,868	120,529	474,490	339,212
Pay-per-view ("PPV") revenue	20,247	20,636	17,424	62,120	72,211
Other revenue	150,684	134,232	103,105	412,370	267,001
Gross Revenues	1,569,414	1,463,398	1,262,436	4,449,967	3,510,813
Sales deductions	(374,072)	(362,257)	(314,486)	(1,071,271)	(842,230)
Net Revenue	1,195,342	1,101,141	947,950	3,378,696	2,668,583
Operating costs	(591,092)	(556,446)	(460,259)	(1,663,449)	(1,274,214)
Programming & Royalties	(264,984)	(251,511)	(215,478)	(762,347)	(625,756)
Network Maintenance and Subscriber costs	(50,020)	(48,028)	(42,527)	(142,848)	(117,092)
Loyaty Marketing Costs	(4,022)	(4,143)	(4,110)	(11,660)	(11,910)
Payroll and Benefits	(88,191)	(77,289)	(60,340)	(227,773)	(162,221)
Internet Access, Call Center and Others	(183,875)	(175,475)	(137,804)	(518,821)	(357,235)
Selling, General and Adminstrative Expenses	(278,852)	(246,013)	(230,604)	(790,619)	(662,424)
Selling Expenses	(125,046)	(117,527)	(123,911)	(348,272)	(284,099)
General and Adminstrative Expenses	(134,451)	(123,383)	(107,453)	(392,070)	(360,949)
Other Administrative Expenses	(19,355)	(5,103)	760	(50,277)	(17,375)
Bad Debt Expenses	(3,155)	(11,860)	(9,591)	(31,952)	(28,941)
EBITDA	322,244	286,822	247,496	892,675	703,004
EBITDA margin	27%	26%	26%	26%	26%

Depreciation and Amortization	(146,661)	(134,715)	(155,072)	(415,166)	(445,689)
Depreciation	(134,441)	(125,484)	(97,010)	(379,970)	(278,635)
Amortization	(12,220)	(9,231)	(58,062)	(35,196)	(167,054)
EBIT	175,582	152,107	92,422	477,509	257,313
EBIT margin	15%	14%	10%	14%	10%

Net Monetary Indexation	3,049	916	(676)	3,322	(2,415)
Net Foreign Exchange Variation	64,321	132,205	(117,277)	202,516	(86,631)
Financial Expenses	29,625	(127,179)	(30,965)	(159,327)	(120,277)
interest, charges, arrears and fine	(39,796)	(42,536)	(43,913)	(130,795)	(106,614)
interest financial expenses others (suppliers and taxes)	(3,976)	(7,539)	(2,641)	(19,725)	(12,737)
other financial expenses	73,398	(77,104)	15,589	(8,806)	(925)
Financial Income	16,320	19,629	35,145	60,033	73,732

Income/(loss) bef. Investees, min.ints.	288,898	177,678	(21,349)	584,053	121,724
Current income Tax and Social Contribution tax	(39,103)	(40,311)	(20,816)	(105,735)	(60,800)
Deferred Income Tax and Social Contribution tax	(4,163)	(7,570)	(20,654)	(21,343)	(61,645)

Net Income (loss)	245,632	129,797	(62,819)	456,975	(721)

3Q09 Earnings Release
October 21, 2009

NET Serviços de Comunicação S.A.
Consolidated Balance Sheet	3Q09%		2Q09%		3Q08%
Brazilian Corporate Law (R$ thousand) - non-audited
Assets
Cash & cash equivalents	595,864	9.3%	536,991	8.7%	1,055,788	18.5%
Account receivable from subscriber - net	232,063	3.6%	185,855	3.0%	153,047	2.7%
Other receivables	29,446	0.5%	29,486	0.5%	35,834	0.6%
Income tax recoverable	155,939	2.4%	98,002	1.6%	74,857	1.3%
Deferred income tax	59,658	0.9%	51,131	0.8%	61,286	1.1%
Prepaid expenses	29,406	0.5%	29,262	0.5%	24,683	0.4%
Inventories	54,518	0.9%	53,909	0.9%	54,482	1.0%
Total Current Assets	1,156,894	18.0%	984,634	16.0%	1,459,976	25.6%
Investments	2,498	0.0%	2,498	0.0%	5,606	0.1%
Net Property & Diferred	4,870,758	76.0%	4,776,079	77.6%	3,842,507	67.4%
Other Assets	381,001	5.9%	388,869	6.3%	392,119	6.9%
Judicial Deposits	23,058	18.1%	20,917	0.3%	22,180	0.4%
Diferred taxes recoverable	353,461	5.5%	363,487	5.9%	366,120	6.4%
Other receivables	4,482	0.1%	4,464	0.1%	3,818	0.1%
Total Long-term Assets	5,254,257	82.0%	5,167,446	84.0%	4,240,232	74.4%
Total Assets	6,411,151	100.0%	6,152,080	100.0%	5,700,208	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	381,010	5.9%	362,320	5.9%	325,958	5.7%
Provision for payables	100,178	1.6%	86,438	1.4%	11,913	0.2%
Income tax payable	103,455	1.6%	67,911	1.1%	59,677	1.0%
Short-term debt	78,137	1.2%	64,329	1.0%	51,917	0.9%
Debentures	17,596	0.3%	3,898	0.1%	24,838	0.4%
Payroll accruals	15,443	0.2%	14,768	0.2%	13,181	0.2%
Other payable accounts	329,952	5.1%	273,678	4.4%	253,954	4.5%
Tax accruals	123,977	1.9%	104,266	1.7%	85,660	1.5%
Payroll provision	147,333	2.3%	113,220	1.8%	130,263	2.3%
Other debts	58,642	0.9%	56,192	0.9%	38,031	0.7%
Total Curret Liabilities	1,025,771	122.6%	873,342	14.2%	741,439	13.0%
Long-term debt	953,953	14.9%	1,011,080	16.4%	953,132	16.7%
Debentures	576,544	9.0%	578,009	9.4%	577,557	10.1%
Payroll and Benefits	35,956	0.6%	30,822	0.5%	13,758	0.2%
Taxes and contributions payable	6,236	0.1%	6,374	0.1%	4,026	0.1%
Provision for contingencies	591,047	9.2%	689,144	11.2%	595,031	10.4%
Future periods results	118,848	1.9%	105,895	1.7%	77,463	1.4%
Others Debts	2,424	0.0%	2,674	0.0%	3,417	0.1%
Total Long Term Liabilities	2,285,008	35.6%	2,423,998	39.4%	2,224,384	39.0%
Total Liabilities	3,310,779	51.6%	3,297,340	53.6%	2,965,822	52.0%
Capital Stock	5,599,320	87.3%	5,599,320	91.0%	5,540,346	97.2%
Goodwill reserves	153,168	2.4%	153,168	2.5%	212,142	3.7%
Accumulated Losses	(2,652,116)	-41.4%	(2,897,748)	-47.1%	(3,018,103)	-52.9%
Shareholders' Equity	3,100,372	48.4%	2,854,740	46.4%	2,734,385	48.0%
Liabilities and Stockholders´ Equity	6,411,151	190.8%	6,152,080	100.0%	5,700,208	100.0%

3Q09 Earnings Release
October 21, 2009

NET Serviços de Comunicação S.A.
Consolidated Statement of Cash Flow	3Q09	2Q09	3Q08	9M09	9M08
Brazilian Corporate Law (R$ thousand) - non-audited
Cash and cash equivalents, beginning of the period	536,991	638,461	966,977	736,880	569,606

Results of the period	245,632	129,797	(62,819)	456,975	(721)

Non-cash items	61,339	147,100	312,471	414,469	676,788
Exchange losses, monetary indexation and interest expenses, net	(56,185)	(121,400)	124,100	(176,639)	111,569
Depreciation and Amortization	146,661	136,047	155,072	415,166	445,690
Diferred income taxes	4,163	7,570	20,654	21,343	61,645
Estimated liability for tax, labor and civil claims and assesssments	(106,177)	12,643	(14,758)	(81,709)	(44,880)
Interest on loans, net	38,861	41,665	43,618	128,081	106,086
Gain (loss) on Hedge	35,180	69,503	(10,883)	99,869	651
Result on sale of assets, net	(1,164)	1,072	(5,332)	8,358	(3,973)
Decrease (Increase) in assets	(110,782)	(24,123)	18,395	(100,853)	(26,782)
Trade accounts receivable	(46,206)	(7,414)	(1,295)	(60,118)	(20,718)
Recoverable income taxes	(61,134)	(36,491)	(20,428)	(42,807)	(12,107)
Prepaid expenses	(117)	(2,550)	(736)	(4,945)	(12,569)
Inventories and others assets	(608)	4,061	4,520	7,471	9,474
Other Assets	(2,717)	18,271	36,334	(454)	9,138
Increase (decrease) in liabilities	111,878	47,423	64,901	(46,603)	165,284
Accounts payables to supliers and programmers	18,690	(13,743)	22,986	(67,371)	16,690
Income taxes payable	55,787	38,072	25,708	33,625	34,769
Payroll and related charges	39,922	31,277	27,326	20,000	46,357
Sales taxes, accrued expenses and other liabilities	(2,521)	(8,183)	(11,119)	(32,857)	67,468
Increase (decrease) in workine capital	1,096	23,300	83,296	(147,456)	138,502
Cash flow from investing activities	(241,834)	(343,890)	(261,199)	(799,624)	(629,014)
Acquisitions of investments	(3,891)	(94,624)	(1,964)	(98,515)	(2,891)
Acquisition of property and equipment	(238,515)	(250,481)	(260,213)	(703,198)	(627,503)
Proceeds from the sale of equipment	572	431	978	1,305	1,380
Cash and cash equivalents from acquisitions	-	784	-	784	-
Cash flow from financing activities	(7,360)	(57,777)	17,062	(65,380)	300,627
Issuances	21,570	31,677	31,470	73,870	58,958
Repayments	(28,930)	(89,454)	(14,408)	(139,250)	(77,851)
Related parties transactions	-	-	-	-	319,520
Change in cash and cash equivalents	58,873	(101,470)	88,811	(141,016)	486,182
Cash and cash equivalents, end of the period	595,864	536,991	1,055,788	595,864	1,055,788

3Q09 Earnings Release
October 21, 2009

FINANCIAL STATEMENTS IN US GAAP – (unaudited)

Net Serviços de Comunicação S.A.
Income Statement	3Q09	2Q09	3Q08	9M09	9M08
US GAAP (US$ thousand) - non-audited
Revenues
Subscription revenue	732,409	622,149	668,986	1,889,904	1,853,482
Hook-up revenue	16,234	10,580	16,985	38,924	32,102
Gross sign-on and hookup fee revenue	17,004	10,506	16,620	39,997	30,475
Deferred sign-on and hookup fee revenue,net	(770)	74	365	(1,073)	1,627
Other Revenues	91,138	74,182	71,817	229,103	200,368
Pay-per-view ("PPV") revenue	10,857	9,969	10,452	29,998	42,527
Others	80,281	64,213	61,365	199,105	157,841
Gross Revenues	839,781	706,911	757,788	2,157,931	2,085,952
Sales deductions	(200,503)	(175,276)	(188,731)	(520,415)	(500,393)
Net Revenues	639,278	531,635	569,057	1,637,516	1,585,559
Operating costs	(316,515)	(269,539)	(275,953)	(808,778)	(757,536)
Programming & Royalties	(141,952)	(121,551)	(129,483)	(369,631)	(371,336)
Network Maintenance and Subscriber costs	(22,863)	(20,314)	(22,262)	(59,398)	(58,377)
Loyaty Marketing Costs	(2,152)	(1,995)	(2,465)	(5,657)	(7,070)
Payroll and Benefits	(47,126)	(37,390)	(35,033)	(111,363)	(95,334)
Internet Access, Call Center and Others	(102,422)	(88,289)	(86,710)	(262,729)	(225,419)
Selling, General and Administrative Expenses	(147,993)	(119,238)	(141,120)	(382,424)	(395,902)
Selling Expenses	(66,859)	(56,809)	(73,211)	(169,323)	(168,144)
General and Adminstrative Expenses	(72,024)	(59,364)	(67,662)	(189,173)	(217,031)
Other Administrative Expenses	(9,110)	(3,065)	(247)	(23,928)	(10,727)
Bad Debt Expenses	(1,647)	(5,670)	(5,726)	(14,632)	(17,002)
EBITDA	173,123	137,188	146,258	431,682	415,119
EBITDA Margin	27%	26%	26%	26%	26%

Depreciation and Amortization	(87,229)	(71,561)	(76,215)	(220,371)	(216,710)
Depreciation	(77,209)	(60,921)	(69,029)	(190,282)	(195,389)
Amortization	(10,020)	(10,640)	(7,186)	(30,089)	(21,321)
EBIT	85,894	65,627	70,043	211,311	198,409
EBIT Margin	13%	12%	12%	13%	13%

Net Monetary Indexation	1,574	481	(299)	1,951	(1,038)
Net Foreign Exchange Variation	34,361	62,517	(65,990)	99,479	(47,785)
Financial Expenses	20,140	(58,991)	(19,761)	(64,064)	(73,767)
interest,charges, arrears and fine	(21,326)	(20,204)	(25,908)	(61,971)	(64,598)
interest financial expenses others (supliers and taxes)	(23,494)	(34,393)	7,285	(58,724)	(6,230)
other financial expenses	64,960	(4,394)	(1,138)	56,631	(2,939)
Financial income	6,131	7,505	21,014	22,406	43,805
Income/(loss) bef. tax, investees, min. ints.	148,100	77,139	5,007	271,083	119,624
Current income Tax and Social Contribution tax	(20,849)	(19,520)	(12,056)	(51,757)	(35,098)
Deferred Income Tax and Social Contribution tax	(11,458)	(5,385)	9,366	(20,256)	(29,167)

Net Income (Loss)	115,793	52,234	2,317	199,070	55,359

3Q09 Earnings Release
October 21, 2009

Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	3Q09%		2Q09%		3Q08%
US GAAP (US$ thousand) - non-audited
Assets
Cash & cash equivalents	335,113	8.6%	275,154	8.0%	551,527	16.8%
Accounts receivable	254,380	6.5%	207,806	6.1%	189,034	5.8%
Inventories	30,661	0.8%	27,623	0.8%	28,461	0.9%
Other	6,025	0.2%	7,308	0.2%	8,250	0.3%
Income tax recoverable	87,700	2.3%	50,216	1.5%	39,104	1.2%
Deferred income tax	13,886	0.4%	12,984	0.4%	24,500	0.7%
Prepaid expenses	17,017	0.4%	15,691	0.5%	14,447	0.4%
Total current assets	744,782	19.1%	596,782	17.4%	855,323	26.1%
Goodwill on acquisition of subsidiaries	1,106,840	28.4%	983,846	28.7%	870,143	26.5%
Net property and equipment	1,527,637	39.2%	1,343,128	39.2%	1,078,902	32.9%
Other assets	513,297	13.2%	505,772	14.7%	477,337	14.5%
Judicial Deposits	68,021	1.7%	59,651	1.7%	85,361	2.6%
Deferred and recoverable taxes	85,252	2.2%	73,729	2.1%	116,517	3.6%
Intangible assets	353,809	9.1%	367,458	10.7%	267,510	8.2%
Other receivable	6,215	0.2%	4,934	0.1%	7,949	0.2%
Total Long-term assets	3,147,774	80.9%	2,832,746	82.6%	2,426,382	73.9%
Total assets	3,892,556	100.0%	3,429,528	100.0%	3,281,705	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	214,279	5.5%	185,653	5.4%	170,274	5.2%
Income taxes payable	57,274	1.5%	33,969	1.0%	30,330	0.9%
Current portion of long-term debt	32,784	0.8%	26,532	0.8%	17,006	0.5%
Interest payable	21,656	0.6%	9,344	0.3%	25,088	0.8%
Deferred Revenue	113,331	2.9%	104,772	3.1%	98,617	3.0%
Payroll and contributions payable	8,685	0.2%	7,567	0.2%	6,887	0.2%
Other payables and accruals	221,858	5.7%	167,739	4.9%	128,111	3.9%
Tax accruals	69,724	1.8%	53,426	1.6%	44,735	1.4%
Payroll provision	82,860	2.1%	58,014	1.7%	68,048	2.1%
Other debts	69,274	1.8%	56,299	1.6%	15,328	0.5%
Total Current Liabilities	669,867	17.2%	535,576	15.6%	476,313	14.5%
Long-term debt	538,160	13.8%	519,620	15.2%	499,761	15.2%
Debentures	326,191	8.4%	297,192	8.7%	302,983	9.2%
Deferred sign-on, hookup fee and programming benefit	75,674	1.9%	61,425	1.8%	46,050	1.4%
Taxes and payables and accruals	64,756	1.7%	53,561	1.6%	64,514	2.0%
Total long-term liabilities	1,004,781	25.8%	931,798	27.2%	913,308	27.8%
Provision for contigencies	367,382	9.4%	385,361	11.2%	341,497	10.4%
Capital stock - preffered and common shares	3,386,074	87.0%	3,386,074	98.7%	3,360,986	102.4%
Additional paid-in-capital	13,571	0.3%	13,571	0.4%	37,503	1.1%
Accumulated deficit	(1,582,325)	-40.7%	(1,698,118)	-49.5%	(1,749,242)	-53.3%
Accumulated other comprehensive loss, net	33,206	0.9%	(124,734)	-3.6%	(98,660)	-3.0%
Shareholders' equity	1,850,526	47.5%	1,576,793	46.0%	1,550,587	47.2%
Total Liabilities and Shareholders' Equity	3,892,556	100.0%	3,429,528	100.0%	3,281,705	100.0%

3Q09 Earnings Release
October 21, 2009

Net Serviços de Comunicação S.A.
Consolidated Statement of Cash Flows	3Q09	2Q09	3Q08	9M09	9M08
US GAAP (US$ thousand) - non-audited
Cash and cash equivalents, beginning of the period	275,154	275,769	607,436	315,310	319,063
Results of the period	115,793	52,234	2,317	199,070	55,359
Non-cash items	50,089	79,229	149,800	224,001	350,322
Exchange losses, monetary indexation and interest expense, net	9,676	(4,155)	90,364	24,368	126,818
Depreciation and amortization	87,229	71,561	76,215	220,371	216,710
Deferred income taxes	11,321	5,385	(9,367)	20,256	29,167
Estimated liability for tax, labor and civil claims and assessments	(58,605)	5,941	(8,282)	(47,558)	(25,395)
Deferred sign-on and hook-up fee revenue	925	71	77	1,492	141
Amortization of deferred revenues	(488)	(353)	(156)	(1,194)	(2,045)
Purchase of short investments	-	-	-	-	2,747
Write off and disposal of assets, net	31	779	949	6,266	2,179
Decrease (Increase) in assets	(62,161)	(14,256)	(4,958)	(61,254)	(30,895)
Trade accounts receivable	(25,187)	(3,823)	(8,643)	(31,792)	(32,096)
Recoverable income taxes	(32,637)	(17,867)	(11,959)	(26,828)	(5,246)
Prepaid expenses and other assets	(4,337)	7,434	15,644	(2,634)	6,447
Increase (decrease) in liabilities	61,542	25,949	45,905	(3,357)	106,723
Accounts payable to suppliers and programmers	10,237	(6,941)	(9,797)	(27,781)	(3,940)
Income taxes payable	29,438	18,972	13,754	22,360	18,737
Payroll and related charges	21,398	14,731	16,248	14,071	34,949
Sales taxes, accrued expenses and other liabilities	469	(813)	25,700	(12,007)	56,977
Increase (decrease) in working capital	(619)	11,693	40,947	(64,611)	75,828
Cash flow from investing activities	(130,026)	(167,862)	(155,393)	(390,262)	(372,513)
Advances to related companies	(401)	401	-	-	-
Withdrawals of short-term investments	(1,736)	(48,425)	-	(50,161)	-
Acquistion of property and equipment	(128,185)	(120,058)	(155,922)	(340,748)	(373,280)
Proceeds from the sale of equipment	296	220	529	647	767
Cash flow from financing activities	(4,089)	(28,180)	10,276	(32,368)	188,276
Issuances	11,543	15,442	19,052	35,890	35,560
Repayments	(15,632)	(43,622)	(8,776)	(68,258)	(47,284)
Related partes	-	-	-	-	200,000
Effect of exchange rate changes on cash	28,811	52,271	(103,856)	83,973	(64,808)
Change in cash and cash equivalents	59,959	(615)	(55,909)	19,803	232,464
Cash and cash equivalents, end of the period	335,113	275,154	551,527	335,113	551,527

3Q09 Earnings Release
October 21, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.